MUNIYIELD FLORIDA INSURED FUND

FILE # 811-7156

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
10/12/01	Commonwealth of Puerto Rico Pub IMPT 5.5% 07/01/17	$1,292,960,000	$15,000,000	Paine Webber
12/13/01	Puerto Rico Elec Pwr Auth 5.375% 7/1/19	$720,370,000	$1,970,000	Goldman Sachs
12/19/01	Puerto Rico Pub Fin Corp 5.7% 8/1/25	$1,095,845,000	$1,145,000	Morgan Stanley
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